September 23, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

RE:	G-III Apparel Group, Ltd. Form 10-K Fiscal year Ended January 31, 2010 Filed April 15, 2010; DEF14A for Annual Meeting June 8, 2010 Filed May 3, 2010 File No. 0-18183
Dear Mr. Reynolds:
     This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 10, 2010 concerning the above-referenced filings of G-III Apparel Group, Ltd. (the “Company”). For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.
Form 10-K for Fiscal Year Ended January 31, 2010
Exhibits to Form 10-K
1.	We note that exhibits 10.2, 10.4(b), 10.5(b), 10.5(c), 10.5(d), 10.6, 10.11(a), and 10.16 to the Form 10-K do not have some or all of the schedules, attachments or exhibits as listed in the exhibit itself. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.
     Response:
     The Company confirms that it will file a complete copy of each of the exhibits referred to in the Staff’s comment, including any schedules, attachments or exhibits listed in the exhibit, in its upcoming Quarterly Report on Form 10-Q for the quarter ending October 31, 2010. Please note that exhibit 10.11(a) is an amendment to an employment agreement. Thus, the reference in that exhibit to “Exhibit A” is actually a reference to the exhibit in the employment agreement filed as exhibit 10.11. Accordingly, we will file a complete copy of exhibit 10.11 that contains the “Exhibit A” referred to in exhibit 10.11(a).
DEF14A for Annual Meeting June 8, 2010

United States Securities and Exchange Commission
September 23, 2010

Leadership Structure of the Board, page 8
2.	We note that Mr. Goldfarb serves as both Chairman of the Board and Chief Executive Officer. In future filings, please disclose whether the company has a lead independent director and what specific role the lead independent director plays in the leadership of the board, as required by Item 407(h) of Regulation S-K.
     Response:
     The Company supplementally advises the Staff that it does not currently have a lead independent director. In future filings, the Company will disclose whether it has a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board of directors.
Summary Compensation Table, page 15
3.	We note that footnotes three and four to the summary compensation table refer to the supplemental executive retirement plan and the employment agreement refers to a supplemental pension trust. In future filings, please provide the disclosure required by Item 402(h) of Regulation S-K with respect to the company’s pension benefits.
     Response:
     Pursuant to Instruction 1 to Item 402(h) of Regulation S-K, Item 402(h) “applies to each plan that provides for specified retirement payments and benefits, or payments and benefits that will be provided primarily following retirement, including but not limited to tax-qualified defined benefit plans and supplemental executive retirement plans, but excluding tax-qualified defined contribution plans and nonqualified defined contribution plans.” The “supplemental executive retirement plan account” referred to in footnotes (3), (4), (5) and (6) to the summary compensation table, which is the same as the supplemental pension trust referred to in the employment agreement, is a nonqualified defined contribution plan. Accordingly, the Company does not believe that this account is subject to the disclosure provisions of Item 402(h). The Company advises the Staff that it has disclosed the information required by Item 402(i) of Regulation S-K, which applies to nonqualified defined contribution plans, with respect to this account on page 23 of the Proxy Statement under the heading “NONQUALIFIED DEFERRED COMPENSATION.”
4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     Response:

United States Securities and Exchange Commission
September 23, 2010

     The Company advises the Staff that it believes that its compensation policies and practices for its employees, including its executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company. As part of its analysis, the Company considered its compensation philosophies and goals and reviewed the different types of compensation for both executives and employees generally and whether the components of the Company’s compensation program could materially adversely affect risk taking by employees. In addition to base salary, many employees, including the executive officers, may receive an annual bonus. For most employees, as well as three of our named executive officers, bonuses are discretionary. The bonuses for our other two named executive officers are based on contracts approved by our stockholders that provide for bonuses based on overall corporate results. While some of our employees receive a portion of their bonus based on divisional results, no division of the Company carries a significant portion of our risk profile, has compensation structured differently than other divisions, is significantly more profitable or has compensation expense that is a significant percentage of the division’s revenues. The compensation policies and practices of our divisions are consistent throughout the Company and do not vary from the overall risk and reward structure of the Company. The Company also noted that its outstanding equity incentive awards provide for the vesting of benefits over several years. Based on this assessment, management concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and, accordingly, determined that no disclosure was required in response to Item 402(s) of Regulation S-K.
     In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at (212) 403-0654 or Neil Gold of Fulbright & Jaworski L.L.P. at (212) 318-3022.
Sincerely,
/s/ Neal S. Nackman
Neal Nackman
Chief Financial Officer

United States Securities and Exchange Commission
September 23, 2010

cc:	Janice McGuirk, Securities and Exchange Commission Pam Howell, Securities and Exchange Commission Neil Gold, Fulbright & Jaworski L.L.P.